

October 14, 2014

Via E-mail
Mark D. Timmerman, Esq.
Executive Vice President,
Secretary and General Counsel
Anchor BanCorp Wisconsin Inc.
25 West Main Street
Madison, WI 53703

Re: **Anchor BanCorp Wisconsin Inc.**
        Amendment No. 6 to Registration Statement on Form S-1
        Filed October 10, 2014
        File No. 333-192964

Dear Mr. Timmerman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1

Principal and Selling Stockholders, page 142

1.   We note your disclosure in note 11 to the Principal and Selling Stockholders table. Please tell us whether any of the selling stockholders, other than John Hancock Regional Bank Fund and John Hancock Bank & Thrift Opportunity Fund, is a broker-dealer or an affiliate of a broker dealer. For each of the stockholders that is a broker-dealer, the prospectus should state that the stockholder is an underwriter. For each of the stockholders that is an affiliate of a broker-dealer, the prospectus should state that:
      - the stockholder purchased in the ordinary course of business; and
      - at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

However, if the stockholder cannot provide these representations, then the prospectus should state that the stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

Exhibits Index

2.   Please revise the exhibits index to reflect the confidential treatment request submitted for Exhibits 4.2, 4.3, 4.4 and 4.5. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

Exhibit 5.1

3.   Please reconcile the total number of shares being offered by the selling shareholders as disclosed in the first paragraph of the legality opinion with the information on your prospectus cover.

4.   Our records show that the filing number for this registration statement is 333-192964 rather than 333-196982, as referenced in the third paragraph of the legality opinion. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: <u>Via E-mail</u>
       Michael J. Zeidel, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP